BROWNRIGG HARD CIDER

Retail | Alcohol | Main Street | Brewery | Wine

Award winning hard apple cider producer in Seattle needs cash to grow

BROWNRIGGHARDCIDER.COM SEATTLE





It's my passion and my expertise.

Christopher Scott Brownrigg Cidermaker @ BROWNRIGG HARD CIDER

Why you may want to support us...

1. Our cider recipes are exceptional with two Double Gold Metals and consistent 5 star ratings to prove it.
2. We started smart with very little debt on the books and are poised to grow.
3. Craft hard apple cider continues yearly double digit sector growth.

Why investors ❤ us

WE'VE RAISED $203,250 SINCE OUR FOUNDING



Passion, expertise, and commitment make for a powerful recipe. Chris has poured himself into crafting a high quality original cider brand that has a growing and dedicated fan base. I believe in the vision enough that I have invested in both Chris and the business significantly over the past few years.

Jason Waskey
Investor

The founder

MAJOR ACCOMPLISHMENTS



Christopher Scott Brownrigg
Cidermaker
2 Double Gold Metals in just 2 years of operation!

In the news

Downloads

Brownrigg Revenue Share Calculator vUnlocked.xlsx

The Story of Brownrigg Hard Cider

Founded in 2014 and selling cider for two years. It's been an exhilarating experience and we've only just begun.

It started with an orchard.

Our first trees went in the ground in 2008 and we now have over 50 fruit trees as well as herbs, grapes, kiwi, hops and berries at our West Seattle orchard. Chris Brownrigg began incorporating these ingredients in his hard apple cider recipes with delicious results.

Then, we had find a location.

Back in 2014, we started looking for an appropriate site to make our cider. Just about every space in the Seattle area that could be used as a cidery was already in use but in 2016 we got lucky and located an available sub-let from the highly recognized 3 Howls Distillery in Seattle's SODO neighborhood.


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Our liquor license application for the SODO production facility.

We got everything set up... then waited 8 months for our licensing to go though.

Fences (to differentiate our space from 3 Howls) and the walk-in cooler began to be installed as other equipment started to arrive. The space was starting to shape up -- then came our wait for the Federal and Washington state licensing.



Open with a party!

September 2017 we celebrated the taproom opening and our official launch with paella and cider.



Now we're a 5 start rated, award winning cidery with our products on tap throughout Seattle and beyond.

In November 2018 we were awarded a double gold medal from the 2018 Cidercraft Awards Spiced/Botanical category for our Fig Leaf cider and we followed that up with another double gold from Sip Magazine's Best of the Northwest 2019 for our White Peach Basil cider in October.

> *Truly amazing. My husband and I went here because of the excellent reviews and they were no lie. Living in Denver, we are beer and cider snobs. This is by far the greatest cider either of us have had. The depth of the flavor profiles was exceptional.*
> *Facebook review*

Covid-19 really cramped our style, but...

Our retail sales remain strong and both alcohol and craft beverage sectors have grown substantially with online orders and in-store sales seeing huge growth in recent months. It's true that our wholesale numbers are down and will remain impacted until bars and restaurants are back in business but we have been pivoting sales with an emphasis on to-go and delivery.

We need your help to grow!

We need a taproom remodel that will allow for easier to-go sales. We also need infrastructure improvements and additional staffing. Our products have found acclaim and admiration among our customers now our job is to reach more of them.

Please help us grow! Thanks for your interest!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We produce and sell award winning hard apple cider in the Seattle area.

Where will your company be in 5 years?

Expanding cider sales beyond Washington State.

Why did you choose this idea?

It's my passion and my expertise.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

We are poised for growth but need capitol investment.

What is your proudest accomplishment?

2 Double Gold metals in our first 2 years of business.

How far along are you? What's your biggest obstacle?

Quite far, we have loyal retail and wholesale customers but we need some infrastructure improvement and to address 50K in debt.

Who are your competitors? Who is the biggest threat?

Seattle Cider Company -- largest and biggest threat.
Schilling Cider
Locust Cider
Elemental Cider

What do you understand that your competitors don't?

Our customers appreciate our point of view: that elevating both seasonal house grown and thoughtfully sourced ingredients allows us to achieve products that are both sophisticated and approachable.

How will you make money?

Selling delicious and distinctive apple cider to our retail and wholesale customers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Growing smart would be the biggest risk. Lack of funds would likely outcome in a failure. We need support to grow.

What do you need the most help with?

Infrastructure improvements, additional staffing and some debt relief.

What would you do with the money you raise?

We would purchase two tanks for blending and carbonating our infused ciders. This category of cider offers our best ROI and includes our most popular beverages. We also need a taproom makeover and a dedicated employee to help with production.

2 155 gallon bright tanks will allow BHC to increase small batch blending and carbonating production capacity by more than 145% per batch.

1 assistant cider maker with a 20-30 hour work week and additional taproom help will allow 65% more production support.

Taproom makeover would include a central point of service and streamlined to-go growlers and crowlers.